CTDC Launches the Re-designed Website

HONG KONG – August 7, 2008 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin-film technology, today announced that the Company unveiled a redesigned website at http://www.chinactdc.com . The newly redesigned site includes many resources and helpful information that were previously unavailable for both existing and prospective clients.

The site has been revised and updated to offer dedicated content sections on the Company’s products and technology, production facility and industry information for customers, prospects and investors interested in CTDC. CTDC plans to continue the evolution of the website by adding additional functionality and resources for its customers and prospects in the coming months.

“I am pleased to announce that our newly redesigned website and encourage our stakeholders to explore its offerings,” said Alan Li, Chairman and Chief Executive Officer of CTDC. “This is a completely fresh approach to the presentation of our products and technology coverage. We hope the website will become a platform of essential and informative resource for people wishing to learn about CTDC and the solar energy industry.”

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China. For more information about CTDC, please visit our website at http://www.chinactdc.com

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.